UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of November 2026

Commission File Number: 001-41586

MOOLEC SCIENCE SA
(Exact name of Registrant as Specified in Its Charter)

89 Nexus Way, Camana Bay
Grand Cayman KY1-9009
Cayman Islands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports* under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [ ]


EXPLANATORY NOTE

Resignation of Chief Executive Officer and Chief Financial Officer

On October 20, 2026, the shareholders of Moolec Science SA in Voluntary* Liquidation (the Company), at an Extraordinary General Meeting, approved the* voluntary winding-up of the Company and the appointment of Joint Voluntary* Liquidators, with 98.4 percent of the votes cast in favor of the resolutions.

In connection with the Company's voluntary liquidation and the appointment of* the Joint Voluntary Liquidators, Mr. Alejandro Antalich resigned as Chief* Executive Officer and Ms. Valeria Falottico resigned as Chief Financial Officer* of the Company, with both resignations becoming effective immediately following* the filing of this Form 6-K.

Following the appointment of the Joint Voluntary Liquidators, the management* and affairs of the Company transferred to the Joint Voluntary Liquidators, and* the executive powers of the Company's officers were effectively displaced.


SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the* registrant has duly caused this report to be signed on its behalf by the* undersigned, thereunto duly authorized.

Moolec Science SA
(registrant)

Date: November 2, 2026

By: /s/ Alejandro Antalich
Name: Alejandro Antalich
Title: CEO